NO ACT

PE
1-16-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038765

March 17, 2009

Received SEC

MAR 17 2009

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-09

James Earl Parsons
Senior Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated January 16, 2009

Dear Mr. Parsons:

This is in response to your letter dated January 16, 2009 concerning the shareholder proposal submitted to ExxonMobil by Malcolm G. Campbell Jr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Malcolm G. Campbell Jr.

*** FISMA & OMB Memorandum M-07-16 ***

March 17, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 16, 2009

The proposal requests the board of directors to "adopt a policy that provides for a stock split when the price of XOM reaches $80.00 and additionally that the dividend be increased to a rate that is 50% of net income."

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ExxonMobil relies.

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Senior Counsel

ExxonMobil

January 16, 2009

VIA Email

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Dividends

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Malcolm G. Campbell Jr. and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proponent failed to establish eligibility.

The proposal was received in our office on December 8, 2008. By letter sent on December 11, 2008 (included in Exhibit 1), we notified the proponent as required by Rule 14a-8(f) that the proponent must demonstrate eligibility under Rule 14a-8(b)(2).

Our letter of December 11, 2008, specifically advised the proponent that, in order to be eligible to submit a proposal, the proponent must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year as of the date the shareholder proposal was submitted. We highlighted the fact that, since the proponent does not appear on our records as a registered shareholder, the proponent needed to provide proof of ownership from the record holder (such as a bank or broker) through whom the proponent may own shares beneficially. Our letter also informed Mr. Campbell that he must specifically state in writing his intention to continue ownership of at least a qualifying amount of securities through the date of the annual meeting. Our letter further informed Mr. Campbell that his submission appeared to contain two separate proposals and that, to comply with Rule 14a-8(c), he must amend the submission to remove one of the two proposals.

As required by Rule 14a-8(f), we advised the proponent that his response addressing each of the deficiencies noted in our letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date the proponent received our notification. As a courtesy, we also enclosed a copy of Rule 14a-8 for the proponent's reference.

Our tracking information (included in Exhibit 1) indicates that our letter notifying the proponent of the deficiencies in his submission was delivered to the proponent's address on December 12, 2008. The 14th day after that date was December 26, 2008.

As of January 16, 2009 (nearly three weeks after the deadline), we have received no response from Mr. Campbell addressing any of the deficiencies in his submission.

Since the proponent failed to provide proof of ownership within the meaning of Rule 14a-8(b), within the time period required by Rule 14a-8(f), the proposal may be omitted from our proxy material in reliance on Rule 14a-8(f). See Exxon Mobil Corporation (available February 25, 2004) (proposal could be omitted under Rule 14a-8(f) where proponent did not respond to request for documentary support of ownership).

The proposal may also be omitted from our proxy material in reliance on Rule 14a-8(f) because the proponent did not provide a written statement that he intends to continue ownership of qualifying shares through the date of the annual meeting in accordance with Rule 14a-8(b).

Additionally, Mr. Campbell's submission for ExxonMobil's 2009 annual meeting may be omitted from our proxy material for failure to comply with Rule 14a-8(c). The submission clearly consists of two distinct proposals: (1) a proposal to split ExxonMobil's stock whenever the price reaches $80.00 per share, and (2) a proposal to increase the cash dividend to an amount equal to 50% of net income. We notified Mr. Campbell of this defect and that he must amend his submission to remove one of the two proposals. As previously discussed, Mr. Campbell has not addressed this deficiency and the time period required for his response has expired.

Proposal relates to specific amounts of cash or stock dividends.

In addition to the grounds for omission cited above, the proposal may also be excluded from the proxy material for ExxonMobil's upcoming annual meeting in reliance on Rule 14a-8(i)(13), which allows exclusion of proposals that relate to specific amounts of cash or stock dividends.

The staff has previously held that virtually identical proposals to establish a dividend formula to pay dividends corresponding to 50% of net income may be excluded under Rule 14a-8(13). See Computer Sciences Corporation (available March 30, 2006) (proposal to pay annual dividend of not less than 50% of earnings); Microsoft Corporation (available July 19, 2002) (proposal to pay dividend of 50% of current and subsequent year earnings); and Lydall, Inc.

(available March 28, 2000) (proposal mandating payment of dividend of not less than 50% of the company's net annual income). See also Cytyc Corp. (available February 23, 2004) (proposal for dividend of 30% of real net income before any awards are made to senior management); People's Ohio Financial Corp. (available August 11, 2003) (proposal to pay 66% of net earnings as annual cash dividend; and Safeway, Inc. (proposal to pay dividend of at least 30% of company earnings each year).

The proposal would also establish a maximum ratio of $80 per share for declaring a stock split. A stock split is a form of stock dividend and the staff has also previously held that proposals to establish ratios for stock splits may be excluded under Rule 14a-8(i)(13). See Berkshire Hathaway Inc. (available December 21, 2007) (proposal to establish minimum and maximum ratio for stock dividends) and Quaker Oats Company (available August 20, 1998) (two-for-one stock split when stock reaches $60 per share).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the staff by email. A copy of this letter and the enclosures are being sent to Mr. Campbell by overnight delivery service.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/jep
Enclosures

cc - w/enc:
Malcolm G. Campbell, Jr.

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT 1

SHAREHOLDER PROPOSAL

DEC 0 8 2008

NO. OF SHARES
DISTRIBUTION: DSR: REG: TJG:
LKB: JEP: DGH: SMD 12-03-08

Mr. Henry H. Hubble, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving TX 75039-2298

Dear Mr. Hubble please include my shareholder proposal in your next proxy statement.

Resolved: that shareholders of ExxonMobil request the board of directors to adopt a policy that provides for a stock split when the price of XOM reaches $80.00 and additionally that the dividend be increased to a rate that is 50% of net income.

The rational is that more investors could afford to purchase shares of company stock. The increase dividend payout would also make our stock more attractive to all investors but especially to senior citizens in need of income rather than capital gains.

Sincerely

Malcolm G. Campbell Jr.

Malcolm G. Campbell Jr.

*** FISMA & OMB Memorandum M-07-16 ***

PS my shares are held by Charles Schwab & Co.

*** FISMA & OMB Memorandum M-07-16 ***

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

David S. Rosenthal
Vice President, Investor Relations
and Secretary

December 11, 2008

VIA UPS – OVERNIGHT DELIVERY

Mr. Malcolm G. Campbell, Jr.

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Campbell:

This will acknowledge receipt of two proposals, one concerning a stock split and one concerning a dividend payout, which you have submitted in connection with ExxonMobil's 2009 annual meeting of shareholders.

The formal shareholder proposal process is regulated by the SEC. In particular, SEC Rule 14a-8 (copy enclosed) imposes a number of requirements on proposal sponsors and on the company.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. You do not appear on our records as a registered shareholder. Moreover, to date we have not received proof that you have satisfied these ownership requirements. To remedy this defect, you must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 8, 2008, the date the proposal was received in our office), you continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of ExxonMobil shares for the one-year period.

Also, you must specifically state in writing your intention to continue ownership of at least a qualifying amount of securities through the date of the annual meeting.

In addition to the requirements described above, Rule 14a-8(c) states that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Your submission appears to contain two separate proposals, one concerning a stock split and one concerning cash dividends. To comply with Rule 14a-8(c) you must amend your submission to remove one of the two proposals. Otherwise, we will petition the SEC for concurrence that we may omit both of the proposals.

The SEC's rules require that your response to this letter addressing each of the deficiencies noted -- demonstrating qualifying share ownership, stating your intention to retain such ownership through the date of the annual meeting, and modifying your submission so as to consist of only one proposal -- must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

In addition to the procedural matters identified above, we also call your attention to the substantive provisions of Rule 14a-8(13), which allows the exclusion of proposals dealing with specific amounts of dividends. We believe that both of your proposals -- establishing a trigger level for declaration of a stock dividend and establishing a fixed formula for cash dividends -- would be found excludable by the SEC under this rule in clear line with prior SEC precedents. Accordingly, in the interest of saving the Company the time and cost of going through the formal SEC petition process to exclude your proposals, as well as saving yourself the time and effort of complying with the various obligations to which proponents are subject under Rule 14a-8, we encourage you to withdraw your submission in its entirety. A form for the withdrawal of your proposals, together with a stamped, pre-addressed return envelope, is enclosed for this purpose. We would be happy to continue to discuss your concerns with you in a more appropriate forum.

Finally, you should note that, if your proposals are not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Enclosures

Mr. Malcolm G. Campbell, Jr.

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David S. Rosenthal
Vice President, Investor Relations
and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I, Malcolm G. Campbell, Jr., hereby withdraw my shareholder proposals concerning a stock split and cash dividends, which I have submitted to Exxon Mobil Corporation in connection with the 2009 annual meeting of shareholders.

Sincerely,

Malcolm G. Campbell, Jr.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a-8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.